SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

Prudential plc Annual General Meeting – 2011

Results of Annual General Meeting held on 19 May 2011

Prudential plc (the “Company”) announces that at its Annual General Meeting (“AGM”) held earlier today, Resolutions 1 to 24, as ordinary resolutions, and Resolutions 25 to 29, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Directors’ Report and the Financial Statements for the year ended 31 December 2010	1,856,906,618	99.98	397,911	0.02	1,857,304,529	72.90%	2,469,461
2	To approve the Directors’ Remuneration Report for the year ended 31 December 2010	1,699,571,398	93.58	116,586,569	6.42	1,816,157,967	71.29%	44,966,692
3	To declare a final dividend of 17.24 pence per ordinary share of the Company for the year ended 31 December 2010	1,860,622,406	100.00	35,942	0.00	1,860,658,348	73.03%	465,065
4	To elect Sir Howard Davies as a director	1,834,442,431	98.96	19,198,118	1.04	1,853,640,549	72.76%	7,436,000
5	To elect Mr John Foley as a director	1,848,041,786	99.33	12,554,752	0.67	1,860,596,538	73.03%	477,015
6	To elect Mr Paul Manduca as a director	1,755,649,817	98.53	26,151,511	1.47	1,781,801,328	69.94%	79,271,004
7	To elect Mr Michael Wells as a director	1,848,040,339	99.33	12,546,937	0.67	1,860,587,276	73.03%	484,227
8	To re-elect Mr Keki Dadiseth as a director	1,726,103,220	94.54	99,684,540	5.46	1,825,787,760	71.66%	35,284,626
9	To re-elect Mr Robert Devey as a director	1,844,638,387	99.31	12,795,725	0.69	1,857,434,112	72.91%	485,994

10	To re-elect Mr Michael Garrett as a director	1,852,479,626	99.61	7,331,415	0.39	1,859,811,041	73.00%	1,265,557
11	To re-elect Ms Ann Godbehere as a director	1,817,534,367	99.43	10,396,792	0.57	1,827,931,159	71.75%	33,144,205
12	To re-elect Mrs Bridget Macaskill as a director	1,851,718,023	99.55	8,301,569	0.45	1,860,019,592	73.01%	1,059,611
13	To re-elect Mr Harvey McGrath as a director	1,362,173,221	78.02	383,658,368	21.98	1,745,831,589	68.53%	115,292,696
14	To re-elect Mr Michael McLintock as a director	1,848,358,306	99.34	12,276,899	0.66	1,860,635,205	73.03%	441,148
15	To re-elect Mr Nicolaos Nicandrou as a director	1,847,916,306	99.32	12,710,159	0.68	1,860,626,465	73.03%	449,925
16	To re-elect Ms Kathleen O’Donovan as a director	1,831,467,929	99.46	9,869,794	0.54	1,841,337,723	72.27%	19,780,773
17	To re-elect Mr Barry Stowe as a director	1,848,016,646	99.32	12,656,251	0.68	1,860,672,897	73.03%	447,185
18	To re-elect Mr Tidjane Thiam as a director	1,846,963,760	99.27	13,595,931	0.73	1,860,559,691	73.03%	560,852
19	To re-elect Lord Turnbull as a director	1,832,565,631	99.52	8,779,202	0.48	1,841,344,833	72.27%	19,732,882
20	To re-appoint KPMG Audit Plc as auditor	1,810,186,360	98.64	24,944,826	1.36	1,835,131,186	72.03%	25,933,302
21	To authorise the directors to determine the amount of the auditor’s remuneration	1,837,838,519	99.11	16,450,079	0.89	1,854,288,598	72.78%	6,780,701
22	Renewal of authority to make political donations	1,779,731,893	95.75	78,990,827	4.25	1,858,722,720	72.96%	744,410
23	Renewal of authority to allot ordinary shares	1,498,001,600	80.55	361,712,978	19.45	1,859,714,578	73.00%	1,355,284
24	Extension of authority to allot ordinary shares including repurchased shares	1,834,396,099	98.62	25,672,871	1.38	1,860,068,970	73.01%	991,716

25	Renewal of authority for disapplication of pre-emption rights	1,857,226,045	99.82	3,307,285	0.18	1,860,533,330	73.03%	495,701
26	Renewal of authority for purchase of own shares	1,855,535,197	99.72	5,130,691	0.28	1,860,665,888	73.03%	407,323
27	Notice for general meetings	1,757,457,980	94.53	101,716,275	5.47	1,859,174,255	72.97%	541,517
28	Amendment of the wording for the Rules of the Prudential International Savings Related Share Option Scheme	1,839,304,903	98.89	20,711,282	1.11	1,860,016,185	73.01%	1,052,006
29	Amendment of the wording for the Rules of the Prudential International Assurance Sharesave Plan	1,839,296,303	98.89	20,678,574	1.11	1,859,974,877	73.01%	1,093,152

Directorate change

As announced on 15 October 2010, Mr James Ross has retired from the Board with effect from the conclusion of today’s AGM. Mr Ross retires from the Board after serving as an independent non-executive director since May 2004. He was also a member of the Nomination and Risk Committees. The Chairman thanked Mr Ross for his service and significant contribution over that time, and the Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Issued capital

As at the date of the AGM, the number of issued shares of the Company was 2,547,703,779 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, with the exception of Resolution 23 where the Chairman, executive directors and their associates were required by provisions of the Hong Kong listing rules to abstain from voting. There were no shares entitling the holder to attend and vote only against the resolutions at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. The Electoral Reform Services were appointed as the scrutineer for vote-taking at the AGM.

Document regarding Resolutions passed at the AGM on 19 May 2011

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 19 May 2011 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Angela Zeng, Group Secretariat 020 7548 3943

Company official responsible for making notification

Clive Burns, Head of Group Secretariat